Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 4, 2018

Registration Statement No. 333-217193

Supplementing the Prospectus Supplement and Prospectus, each dated April 7, 2017

John Deere Capital Corporation

$750 million Floating Rate Senior Notes Due January 7, 2020

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series G
Issue Size:	$750 million
Trade Date:	June 4, 2018
Settlement Date (T+3)**:	June 7, 2018
Maturity Date:	January 7, 2020
Coupon:	3-Month USD LIBOR + 18 bps
Benchmark:	3-Month USD LIBOR
Initial Interest Rate:	The interest rate in effect for the initial interest period is based on an interpolated rate between 3-Month USD LIBOR and 6-Month USD LIBOR, determined on June 5, 2018, + 18 bps.
Minimum Interest Rate:	0.000%
Coupon Payment Dates:	Quarterly on the 7th of January, April, July and October, commencing on October 7, 2018 (long first coupon) and ending on the maturity date.
Interest Reset Dates:	Quarterly on the 7th of January, April, July and October, commencing on October 7, 2018 and ending on the maturity date.
Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Day Count:	Actual/360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from June 7, 2018
Gross Spread:	0.100%
Net Proceeds (%):	99.900% plus accrued interest from June 7, 2018
Net Proceeds ($):	$749,250,000 plus accrued interest from June 7, 2018
CUSIP:	24422EUF4
Joint Book-Running Managers:	Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.